UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2025

Mark Vorsatz
Chief Executive Officer
Andersen Group Inc.
333 Bush Street
Suite 1700
San Francisco, CA 94104

Re: Andersen Group Inc.
Registration Statement on Form S-1
Filed September 19, 2025
File No. 333-290415

Dear Mark Vorsatz:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Unaudited Pro Forma Condensed Consolidated and Combined Balance Sheet, page 89

1. Please disclose a quantitative reconciliation for the ($32,111) adjustment to accumulated deficit and the ($289,002) adjustment to non-controlling interest.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact James Giugliano at 202-551-3319 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elena Vespoli